UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

1345 Avenue of the Americas

New York, New York 10105

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Michael Darby, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$10,154,992.58	$941.37

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,047,133.15 shares of common stock, par value $0.01 per share, of AB Private Credit Investors Corporation, at a price equal to $9.6979 which represents the Fund’s net asset value as of June 30, 2022 and is used for purposes of calculating the estimated aggregate maximum purchase price for shares.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $941.37	Filing Party: AB Private Credit Investors Corporation
Form or Registration No.: Schedule TO-I	Date Filed: August 26, 2022

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2022 by AB Private Credit Investors Corporation (the “Fund”) in connection with an offer by the Fund to purchase up to 1,047,133.15 shares of the Fund’s common stock, par value $0.01 per share (the “Shares,” and such number of Shares offered to be purchased by the Fund, the “Quarterly Tender Cap”), at a price per Share equal to the Fund’s net asset value per Share as of September 30, 2022 upon the terms and subject to the conditions described in the Offer to Purchase, dated September 30, 2022 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the final amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City time, on September 30, 2022.

2.	374,176.638 were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2022 in the amount of $9.5019.

4.

Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Fund whose tendered Shares were accepted for purchase by the Fund. On November 10, 2022 the Fund paid such stockholders a total of $3,555,388.97 representing the amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ Neal D. Kalechofsky
Name:	Neal D. Kalechofsky
Title:	Secretary